EXHIBIT 99.1
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FOR IMMEDIATE RELEASE                                              28 March 2003

                                  ANNOUNCEMENT


                              WPP GROUP PLC ("WPP")
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     Issue of consideration shares in respect of acquisitions

1,443,619 new ordinary shares have been issued in part satisfaction of the final payment due under the terms of the acquisition agreement for the purchase of Buchanan Communications Limited dated 19 September 1997 between WPP and the former share owners of Cockpit Holdings Limited.

15,600 new ordinary shares have been issued in part satisfaction of a payment due in relation to the purchase of the remaining 51% of International Presentations Limited under the terms of the acquisition agreement dated 5 February 1999 between WPP and the former share owners of International Presentations Limited.

29,247 new ordinary shares have been issued in satisfaction of a payment due under the terms of the acquisition agreement for the purchase of 28.4% of PRAP Japan Inc dated 22 January 2002, between PRAP Japan Inc, Hisashi Yajima, Cavendish Square Holding BV and WPP.

Application has been made to the UK Listing Authority for the new ordinary shares to be admitted to the Official List and to the London Stock Exchange for the new ordinary shares to be traded on the London Stock Exchange. The new ordinary shares issued in respect of each transaction will rank pari passu in all respects with the current issued ordinary shares of WPP.